

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

Seth A. Ravin
Chief Executive Officer
Rimini Street, Inc.
3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

> **Re: Rimini Street, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 1, 2019**
> **File No. 333-232484**

Dear Mr. Ravin:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed July 1, 2019

Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws
Choice of Forum, page 18

1.   We note your disclosure that "[your] amended and restated bylaws provides that unless [you] consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for" certain actions and proceedings. Please clearly disclose whether this exclusive forum provision applies to federal securities laws claims. If so, please provide related risk factor disclosure, including that investors may be subject to increased costs to bring a claim, and that the provision could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jennifer López-Molina, Staff Attorney, at (202) 551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Lisa A. Fontenot